C M 3/16

05037833

SEC [illegible]ISSION
Washington, D.C. 20549

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 8 2005
WASH, D.C. 213

F8 3/15

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LOEB ARBITRAGE FUND

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD CAMPBELL (212) 483-7078
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

POLAKOFF & MICHAELSON, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

225 WEST 34TH STREET, SUITE 1513	NEW YORK	NY	10122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TH 3/15

OATH OR AFFIRMATION

I, GIDEON KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LOEB ARBITRAGE FUND, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

LOEB ARBITRAGE MANAGEMENT, INC.

Notary Public

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

(With Independent Auditor's Report Thereon)

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, Gideon King, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule (s) pertaining to the Firm of LOEB ARBITRAGE FUND, as of December 31, 2004, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.

(Signature)

President, Loeb Arbitrage Management, Inc. G.P.
(Title)

(Notary Public)

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

LOEB ARBITRAGE FUND

(A Limited Partnership)

FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pandm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Partners of
Loeb Arbitrage Fund
New York, New York

We have audited the accompanying statement of financial condition including the condensed schedule of investments of Loeb Arbitrage Fund as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loeb Arbitrage Fund as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, P.C.

New York, New York
February 17, 2005

LOEB ARBITRAGE FUND

(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Securities owned:	
Marketable securities owned - at market value (Notes 3 and 8)	$ 538,827,152
Other investments - at fair value (Notes 3 and 8)	103,953,650
Receivable from clearing broker - unrealized appreciation on equity swap contracts (Notes 3 and 8)	2,577,247
Due from clearing brokers (Note 4)	329,340,842
Accrued dividends and interest receivable	2,254,474
Total assets	$ 976,953,365

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold but not yet purchased - at market value (Notes 3 and 8)	$ 217,353,640
Payable to broker-unrealized depreciation on forward currency contracts (Notes 3 and 8)	8,736
Accrued expenses	17,367,553
Accrued dividends and interest on securities sold but not yet purchased	843,825
Due to related party (Note 5)	1,500,000
Due to general partner (Note 5)	272,520
Total liabilities	237,346,274
Commitments (Note 7)	
Advance payments for capital subscriptions	2,650,000
Partners' capital (Note 11)	736,957,091
Total liabilities and partners' capital	$ 976,953,365

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES (69.97%)		
North America (primarily United States) (61.62%)		
Basic Materials		
Gold Mining	2.27	$ 16,712,000
Steel - Producers	0.46	3,393,915
Metal Products	0.29	2,158,619
Chemicals	0.21	1,550,288
Petrochemicals	0.16	1,197,910
Precious Metals	0.16	1,190,572
Advanced Materials and Products	0.13	960,972
Capital Goods		
Engineering and R&D Services	1.82	13,404,661
Aerospace - Defense	1.67	12,284,504
Semiconductor Equipment	0.88	6,494,911
Building Products and Construction	0.72	5,281,802
Machinery - Print Trade	0.28	2,044,893
Other	0.09	650,971
Consumer Cyclical		
Diversified Manufacturing Operations	1.32	9,711,479
Auto and Truck Parts and Equipment	1.27	9,305,252
Appliances	0.55	4,081,864
Leisure and Recreation Products	0.21	1,585,413
Footwear and Related Apparel	0.30	2,259,050
Consumer Non-Cyclical		
Beverages	0.31	2,303,544
Poultry	0.30	2,238,358
Sugar	0.27	1,993,008
Cosmetics and Toiletries	0.19	1,430,035
Office Supplies and Forms	0.16	1,208,368
Other	0.05	407,616
Energy		
Oil Exploration and Production	0.97	7,116,774
Oil Field Machinery and Equipment	0.32	2,370,817
Oil Refining and Marketing	0.20	1,479,328
Oil and Gas Drilling	0.08	599,649
Financial		
Insurance	3.00	22,097,209
Finance	1.50	10,986,833
Commercial Banks	1.18	8,730,559
Savings and Loans	0.76	5,629,062
Other	0.04	273,764
Healthcare		
Medical Products and Services	2.69	19,818,067
Physical Therapy and Rehabilitation	1.39	10,232,519
Medical - Biomedical and Gene	0.95	6,970,052
Medical - Hospitals	0.67	4,917,652
Medical - Drugs	0.22	1,626,674

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES (69.97%) ***(Continued)***		
Services		
Telecom Services	4.90	36,099,993
Retail	4.49	33,047,816
Travel and Leisure	1.88	13,892,783
Telecom Equipment Fiber Optics	1.39	10,212,365
Cellular Telecom	1.13	8,337,055
Publishing - Newspapers	1.05	7,773,382
Food - Wholesale and Distribution	0.99	7,269,660
Advertising Agencies and Services	0.95	6,977,365
Satellite Telecom	0.73	5,371,131
Medical - Outpatient and Home Medical	0.65	4,760,456
Pharmacy Services	0.64	4,709,703
Recycling	0.61	4,527,561
Internet Telephony	0.46	3,387,672
Consumer Products - Miscellaneous	0.46	3,370,792
Real Estate Development and Management	0.31	2,320,317
E-Marketing and Information	0.31	2,249,391
Television and Cable TV	0.21	1,504,464
Schools and Day Care	0.19	1,401,322
Motion Pictures and Services	0.19	1,399,085
REITS	0.11	812,572
Broadcast Services and Program	0.08	624,168
Internet Connectivity Services	0.07	534,459
Other	0.28	2,117,717
Technology		
Electronic Components and Design	1.62	11,914,534
Computers	1.26	9,282,147
Data Processing and Management	1.19	8,770,672
Energy - Alternate Sources	0.67	4,911,110
Enterprise Software and Services	0.66	4,878,740
Instruments - Scientific	0.52	3,821,967
Internet Applications Software	0.45	3,285,854
Wire and Cable Products	0.30	2,196,345
Power Conversion and Supply Equipment	0.29	2,124,950
Web Hosting and Design	0.17	1,253,239
Networking Products	0.16	1,143,153
Identification Systems and Development	0.15	1,116,032
Electric Products - Miscellaneous	0.07	488,482
Other	0.10	760,661
Transportation		
Airlines	1.24	9,166,445
Transport - Marine	0.94	6,949,008
Airport Development and Maintenance	0.36	2,633,158
Other	0.05	361,632

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES (69.97%) ***(Continued)***		
Utilities		
Electric - Generation and Integration	1.30	9,600,660
Other	-	32,300
Total North America (primarily United States) (cost $393,488,476)	61.62	454,091,282
Europe (4.74%)		
Basic Materials		
Other	0.02	159,146
Consumer Cyclical		
Diversified Manufacturing Operations	0.23	1,690,404
Consumer Non-Cyclical		
Food - Miscellaneous and Diversified	0.18	1,290,150
Financial		
Finance - Other Services	0.07	533,441
Healthcare		
Medical Products	1.19	8,745,846
Medical - Drugs	0.08	619,604
Services		
Retail	0.28	2,104,714
Real Estate Operation and Development	0.08	577,800
Consumer Products - Miscellaneous	0.08	561,493
E-Commerce and Services	0.07	510,839
Recreational Centers	0.07	503,471
Other	0.11	819,325
Technology		
Computer Data Security	0.77	5,686,828
Industrial Audio and Video Production	0.74	5,471,746
Consulting Services	0.28	2,055,221
Telecommunication Equipment	0.16	1,150,671
Computer Services	0.04	263,334
Transportation		
Transport - Services	0.20	1,502,593
Warehousing and Harbor Transportation Services	0.09	687,054
Total Europe (cost $28,855,700)	4.74	34,933,680
Asia and Pacific Rim (2.29%)		
Basic Materials		
Petrochemicals	0.16	1,143,529
Metal - Diversified	0.11	822,547
Consumer Cyclical		
Other	0.01	86,488

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES (69.97%) ***(Continued)***		
Consumer Non-Cyclical		
Food	0.58	4,288,619
Coffee	0.09	659,600
Other	-	27,253
Financial		
Commercial Banks	0.17	1,254,990
Healthcare		
Medical Labs and Testing Services	0.08	625,828
Other	0.01	98,998
Services		
Food - Retail and Wholesale	0.63	4,654,147
Real Estate Operations and Development	0.23	1,683,427
Retail - Major Department Stores	0.08	560,549
Cable TV	0.08	558,818
Utilities		
Other	0.06	401,827
Total Asia and Pacific Rim (cost $17,004,889)	2.29	16,866,620
Other Regions (1.32%)		
Consumer Non-Cyclical		
Brewery	0.35	2,595,367
Poultry	0.32	2,373,040
Healthcare		
Medical - Drugs	0.63	4,654,179
Services		
Other	0.02	134,665
Total Other Regions (cost $8,032,007)	1.32	9,757,251
Total Equities (cost $447,381,072)	69.97	515,648,833
LONG-TERM DEBT SECURITIES (3.10%)		
North America (primarily United States) (3.04%)		
Basic Materials		
Containers - Paper and Plastic	0.23	1,690,432
Consumer Cyclical		
Golf	0.37	2,748,944
Consumer Non-Cyclical		
Machine Tools and Related Products	0.08	564,576
Energy		
Oil Refining and Marketing	0.12	844,082
Other	-	26,526

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
LONG-TERM DEBT SECURITIES (3.10%) ***(Continued)***		
Healthcare		
Physical Therapy and Rehabilitation	0.72	5,313,454
Services		
Internet Telephony	0.92	6,781,661
Telecom Services	0.17	1,285,493
Transportation		
Airlines	0.43	3,151,349
Total North America (primarily United States) (cost $18,830,990)	3.04	22,406,517
Europe (0.06%)		
Basic Materials		
Other	0.06	470,239
Total Europe (cost $364,045)	0.06	470,239
Total Long-term Debt Securities (cost $19,195,035)	3.10	22,876,756
OPTIONS (All U.S.; 0.04%)		
Long Stock Call	0.03	173,295
Long Stock Index Put	0.01	108,598
Long Stock Put	-	19,670
Total Options (cost $1,125,406)	0.04	301,563
DISTRESSED DEBT SECURITIES (10.35%)		
North America (primarily United States) (9.71%)		
Basic Materials		
Steel - Producers	0.09	636,558
Metal - Aluminum	0.08	577,612
Capital Goods		
Building Products and Construction	0.27	2,011,018
Distribution and Wholesale	0.26	1,947,031
Other	0.01	68,692
Consumer Cyclical		
Other	0.01	69,451
Consumer Non-Cyclical		
Housewares	0.09	669,984
Energy		
Pipelines	0.39	2,845,356
Oil - Field Services	0.15	1,087,989
Financial		
Other	0.08	615,320
Healthcare		
Medical - HMO	0.25	1,873,658
Other	0.01	66,185

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
DISTRESSED DEBT SECURITIES (10.35%) ***(Continued)***		
Services		
Television and Cable TV	2.16	15,993,918
Telephone and Telecommunications	1.21	8,876,002
Internet Telephony	0.39	2,841,464
Travel and Leisure	0.28	2,033,532
Retail	0.07	548,665
Other	0.04	208,179
Technology		
Computer Services	0.27	1,976,316
B2B and E-Commerce	0.11	814,165
Other	0.02	147,784
Transportation		
Airlines	2.38	17,521,690
Transport - Marine	0.83	6,119,938
Utilities		
Independent Power Producer	0.26	1,939,556
Total North America (primarily United States) (cost $64,771,547)	9.71	71,490,063
Europe (0.64%)		
Capital Goods		
Other	-	35,679
Consumer Non-Cyclical		
Food - Dairy Products	0.64	4,706,688
Total Europe (cost $5,435,918)	0.64	4,742,367
Total Distressed Debt Securities (cost $70,207,465)	10.35	76,232,430
MUNICIPAL SECURITIES (1.65%)		
North America (primarily United States) (1.65%)		
Consumer Non-Cyclical		
Building - Residential and Commercial	0.32	2,364,815
Healthcare		
Regional Authority	0.14	1,017,721
Technology		
Wireless Equipment	0.40	2,980,166
Consulting Services	0.07	492,995
Transportation		
Airlines	0.72	5,280,519
Total North America (primarily United States) (cost $10,650,738)	1.65	12,136,216
Total Municipal Securities (cost $ 10,650,738)	1.65	12,136,216

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS

(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
TRADE CLAIMS, BANK DEBTS AND OTHER (2.11%)		
North America (primarily United States) (1.83%)		
Capital Goods		
Building Products and Construction	0.68	4,977,951
Energy		
Pipelines	0.46	3,412,462
Services		
Telephone and Telecommunications	0.62	4,641,526
Other	0.07	475,695
Total North America (primarily United States) (cost $ 9,565,819)	1.83	13,507,634
Europe (0.28%)		
Transportation		
Transport - Rail	0.28	2,077,370
Total Europe (cost $3,027,767)	0.28	2,077,370
Total Trade Claims, Bank Debts and Other (cost $ 12,593,586)	2.11	15,585,004
TOTAL INVESTMENTS (cost $561,153,302)	87.22	$ 642,780,802
EQUITIES SOLD BUT NOT YET PURCHASED (26.47%)		
North America (primarily United States) (24.87%)		
Basic Materials		
Gold Mining	(1.91)	$ (14,079,288)
Metal Products	(0.33)	(2,461,113)
Steel - Producers	(0.23)	(1,697,471)
Capital Goods		
Semiconductor Equipment	(0.20)	(1,492,697)
Building Products and Construction	(0.14)	(1,032,644)
Other	(0.02)	(117,681)
Consumer Cyclical		
Auto and Truck Parts and Equipment	(1.00)	(7,363,414)
Appliances	(0.28)	(2,050,635)
Diversified Manufacturing Operations	(0.10)	(755,290)
Apparel Manufacturers	(0.08)	(577,213)
Consumer Non-Cyclical		
Brewery	(0.42)	(3,120,187)
Food - Meat Products	(0.13)	(948,372)
Other	(0.01)	(109,649)
Financial		
Index Funds	(5.34)	(39,299,150)
Finance	(1.54)	(11,371,025)
Insurance	(1.37)	(10,087,087)
Commercial Banks	(0.59)	(4,296,410)
Financial Guarantee Insurance	(0.42)	(3,098,244)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES SOLD BUT NOT YET PURCHASED (26.47%) ***(Continued)***		
Healthcare		
Medical Products and Services	(1.01)	(7,451,490)
Medical - Biomedical and Gene	(0.65)	(4,797,881)
Medical - Drugs	(0.31)	(2,251,300)
Medical - Hospitals	(0.20)	(1,496,795)
Medical Laser Systems	(0.11)	(844,436)
Services		
Retail	(0.57)	(4,267,195)
E-Commerce - Products and Services	(0.55)	(4,045,843)
Pharmacy Services	(0.53)	(3,911,182)
Travel and Leisure	(0.45)	(3,358,974)
Cellular Telecom	(0.42)	(3,074,352)
Telephone and Telecommunications	(0.38)	(2,788,633)
Television	(0.12)	(917,027)
Food - Wholesale and Distribution	(0.11)	(811,566)
Advertising Sales	(0.07)	(544,802)
Other	(0.15)	(1,130,253)
Technology		
Computers	(1.01)	(7,403,535)
Electronic Components and Design	(0.76)	(5,592,484)
Instruments - Scientific	(0.52)	(3,821,967)
Energy-Alternate Sources	(0.25)	(1,832,073)
Wire and Cable Products	(0.21)	(1,511,246)
Internet Applications Software	(0.17)	(1,260,494)
Networking Products	(0.16)	(1,143,153)
Identification Systems and Development	(0.15)	(1,116,032)
Capacitors	(0.09)	(632,160)
Wireless Equipment	(0.08)	(605,599)
Enterprise Software and Services	(0.08)	(544,282)
Other	(0.08)	(670,024)
Transportation		
Transport - Marine	(0.88)	(6,477,660)
Airlines	(0.36)	(2,633,277)
Transport - Services	(0.08)	(571,584)
Utilities		
Electric - Integrated	(0.25)	(1,845,809)
Total North America (primarily United States) (proceeds $ 169,736,324)	(24.87)	(183,310,678)
Europe (1.41%)		
Basic Materials		
Steel - Producers	(0.19)	(1,402,323)
Consumer Non-Cyclical		
Brewery	(0.37)	(2,683,609)
Financial		
Other	(0.01)	(87,305)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITIES SOLD BUT NOT YET PURCHASED (26.47%) ***(Continued)***		
Services		
Advertising Services	(0.43)	(3,179,067)
Retail - Building Products	(0.15)	(1,102,439)
Technology		
Electronic Components and Design	(0.26)	(1,904,103)
Total Europe (proceeds $ 9,429,910)	(1.41)	(10,358,846)
Asia and Pacific Rim (0.18%)		
Consumer Non-Cyclical		
Other	(0.07)	(482,842)
Financial		
Commercial Banks	(0.08)	(593,097)
Technology		
Other	(0.03)	(252,275)
Total Asia and Pacific Rim (proceeds $ 1,177,934)	(0.18)	(1,328,214)
Other Regions (0.01%)		
Basic Materials		
Other	(0.01)	(81,058)
Total Other Regions (proceeds $ 90,827)	(0.01)	(81,058)
Total Equities Sold But Not Yet Purchased (proceeds $ 180,434,995)	(26.47)	(195,078,796)
LONG-TERM DEBT SECURITIES SOLD BUT NOT YET PURCHASED (1.22%)		
North America (primarily United States) (1.22%)		
Basic Materials		
Containers	(0.51)	(3,731,787)
Other	(0.05)	(385,600)
Capital Goods		
Building Products and Construction	(0.28)	(2,077,938)
Healthcare		
Medical - Hospitals	(0.20)	(1,474,305)
Services		
Food - Retail	(0.18)	(1,291,987)
Total North America (primarily United States) (proceeds $ 8,538,563)	(1.22)	(8,961,617)
Total Long-term Debt Securities Sold But Not Yet Purchased (proceeds $ 8,538,563)	(1.22)	(8,961,617)
GOVERNMENT SECURITIES SOLD BUT NOT YET PURCHASED (1.77%)		
U.S. Treasury Notes (proceeds $ 12,780,570)	(1.77)	(13,059,218)
Total Government Securities Sold But Not Yet Purchased (proceeds $ 12,780,570)	(1.77)	(13,059,218)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
OPTIONS SOLD BUT NOT YET PURCHASED (All U.S.) (0.03%)		
Short Index Call	(0.03)	(236,527)
Short Stock Call	-	(17,482)
Total Options Sold But Not Yet Purchased (proceeds $ 286,594)	(0.03)	(254,009)
TOTAL SECURITIES SOLD BUT NOT YET PURCHASED (proceeds $ 202,040,722)	(29.49)	$ (217,353,640)
EQUITY SWAPS (0.35%)		
North America (primarily United States) (0.03%)		
Basic Materials		
Other	(0.01)	$ (65,709)
Consumer Non-Cyclical		
Other	0.02	138,552
Energy		
Other	0.02	166,576
Transportation		
Other	-	(15,237)
Total North America (primarily United States)	0.03	224,182
Europe (0.33%)		
Basic Materials		
Other	-	27,762
Capital Goods		
Building Products and Construction	0.10	743,617
Other	0.02	145,329
Consumer Non-Cyclical		
Other	0.01	78,575
Energy		
Other	0.01	83,760
Financial		
Commercial Banks	0.08	556,013
Other	-	30,772
Services		
Other	0.06	426,477
Technology		
Other	0.05	363,585
Transportation		
Other	-	(2,328)
Total Europe	0.33	2,453,562

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND
(A Limited Partnership)

CONDENSED SCHEDULE OF INVESTMENTS
(Continued)

DECEMBER 31, 2004

	PERCENT OF PARTNERS' CAPITAL	FAIR VALUE
EQUITY SWAPS (0.35%) ***(Continued)***		
Asia and Pacific Rim (0.01%)		
Basic Materials		
Other	(0.01)	(55,116)
Transportation		
Other	0.02	96,798
Total Asia and Pacific Rim	0.01	41,682
Other Regions (0.02%)		
Capital Goods		
Other	(0.02)	(150,871)
Technology		
Other	-	8,692
Total Other Regions	(0.02)	(142,179)
Total Equity Swaps	0.35	$ 2,577,247
FORWARD CONTRACTS (0.00%)		
Asia and Pacific Rim		
Japan	-	$ (8,736)
Total Asia and Pacific Rim	-	(8,736)
Total Forward Contracts	-	$ (8,736)

The accompanying notes are an integral part of this statement.

LOEB ARBITRAGE FUND

(A Limited Partnership)

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1 - Organization and Nature of Business

Loeb Arbitrage Fund (the "Fund"), a New York State Limited Partnership, was formed on May 14, 1985, and commenced operations on January 15, 1988. The Fund, under the terms of its limited partnership agreement, will continue until December 31, 2010 unless sooner dissolved. The Partnership invests primarily in arbitrage, distressed securities trading, securities option trading, event-driven and values opportunities and other securities transactions. The Fund may also engage in certain derivative transactions, and a limited amount of commodities transactions (consistent with an exemption from commodities regulation and the United States Commodities Exchange Act, as amended). When the Fund engages in certain arbitrage and other trading activities, it invests funds jointly under a joint account agreement ("Joint Account") with Loeb Partners Corporation ("LPC"), a Delaware corporation which is related to the General Partner. During 2004 substantially all investments were made under the Joint Account with LPC. Allocation from the joint account is made in proportion to the funds invested by the Fund and LPC. The net income for each partner of the Fund is allocated one-fourth to the General Partner and three-fourths to all partners in proportion to their individual interests. Net losses for each partner are allocated to individual partners' capital accounts in proportion to their individual interests. The partnership prepares its financial statement as a broker-dealer as required by the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Fund records security transactions on the trade date. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Valuation of Securities

In general, securities which are listed on a national securities exchange are valued at their last available public sale price, on the date of determination on the largest national securities exchange, on which such securities have traded on such date. If no such sales

Note 2 - Summary of Significant Accounting Policies *(Continued)*

c) *Valuation of Securities (Continued)*

of such securities occurred on either of the foregoing dates, such securities positions (whether long or short) are valued at the last reported "bid" price on the largest securities exchange on which such securities are traded, on the date of determination. Nasdaq securities (whether long or short) are valued at the last reported "bid" price on Nasdaq.

Debt securities traded over-the-counter (whether long or short) are valued by the General Partner on a reasonable basis between the last reported "bid" and "asked" prices derived from published industry sources, from quotes provided by brokers trading the securities and prices available on the Nasdaq Trade Reporting and Compliance Engine (TRACE). In special circumstances in which the General Partner determines that market prices or quotations do not fairly represent the value of particular assets, or if the investments are either not securities (such as, for example, bank debt interests) or are not listed on an exchange (or exchange quotations are not readily available), such investments are valued at the fair market value thereof as determined by the General Partner (even if such determination differs from such market prices or quotations), where possible at a price between the "bid" and "asked" prices determined by reference to publicly-available market information. In these circumstances, the General Partner attempts to use consistent and fair valuation criteria.

Listed and over-the-counter options are valued on a reasonable basis within the "bid/asked spread" on the largest national securities exchange (measured by dollar volume of transactions in such option) for which such option is traded, on the date of determination or if no "bid" and "asked" prices are available, or if in the opinion of the General Partner such prices do not represent fair value, at such value as the General Partner may determine. Any commodity futures contracts are valued at the most recent available closing quotation on the commodity exchange on which the commodity futures contract is traded by the Partnership. Commodities other than commodities futures contracts are valued at such value as the General Partner may determine.

d) *Financial Instruments*

In the normal course of business, the Partnership utilizes derivative financial instruments such as options, equity swap contracts, and forward currency contracts both domestic and foreign, in connection with its proprietary trading activities.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

d) Financial Instruments (Continued)
In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities", the Partnership records its derivative activities at market value. Gains and losses from derivative financial instruments are included in net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments in the statement of income.

e) Foreign Currency
Amounts denominated in or expected to settle in foreign currencies (FC) are translated into United States dollars at rates reported by a major New York City financial institution on the following basis:

i) Market value of investment securities, other assets and liabilities - at the closing rate of exchange at the balance sheet date.

ii) Purchases and sales of investment securities, income and expenses - at the rate of exchange prevailing on the respective dates of such transactions.

The Fund isolates that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Reported net realized foreign exchange gains or losses arise from sales of portfolio securities, sales and maturities of short-term and/or long-term securities, sales of FC, currency gains or losses realized between the trade and settlement dates on securities transactions, the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities including investments in securities at fiscal year end, resulting from changes in the exchange rate.

f) Income Taxes
All gains and losses subject to taxes are passed on to the individual partners and, accordingly, no provision for federal and state income taxes has been made for the Fund. Since all income derived is from investing and trading in the Fund's own account, it is not liable for any local taxes. As of December 31, 2004, book basis of net assets exceeded tax basis by approximately $41,000,000.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

g) Cash

The Fund considers demand deposits to be cash. At December 31, 2004 the Fund has no cash accounts. All cash transactions are executed through accounts with the Fund's clearing brokers (Note 4).

Note 3 - Investment Transactions

Marketable securities owned, at market value, other investments, at market value and securities sold but not yet purchased, at market value, consist of the following:

	Cost	Market
Marketable securities owned:		
Equities	$ 447,381,072	$ 515,648,833
Long-term debt securities	19,195,035	22,876,756
Options	1,125,406	301,563
	467,701,513	538,827,152
Other investments:		
Distressed debt securities	70,207,465	76,232,430
Municipal securities	10,650,738	12,136,216
Trade claims, bank debt and other	12,593,586	15,585,004
	93,451,789	103,953,650
Total marketable securities owned and other investments	$ 561,153,302	$ 642,780,802

	Proceeds	Market
Securities sold but not yet purchased:		
Equities	$ 180,434,995	$ 195,078,796
Long-term debt securities	8,538,563	8,961,617
Government securities	12,780,570	13,059,218
Options	286,594	254,009
Total securities sold but not yet purchased	$ 202,040,722	$ 217,353,640

At December 31, 2004, unrealized appreciation on investments was $68,883,093 which includes $2,577,247 in unrealized appreciation on equity swap contracts and unrealized depreciation on foreign currency contracts of $8,736.

Note 4 - Clearing Brokers' Accounts

The amount due to, or from, clearing brokers represents debits and credits through the accounts arising from security transactions, both domestic and foreign. Interest is credited or charged to the accounts based upon the average daily balance and is compounded monthly. Any amounts due to the brokers are secured by the pledge of investment securities or other collateral. As of December 31, 2004, the amount due from brokers was $329,340,842 and the effective interest rate on margin balances was 1.9375%.

Note 5 - Related Party Transactions

The General Partner, Loeb Arbitrage Management, Inc. ("General Partner"), is entitled to receive at the end of each month a management fee of 1/12 of 3% of the Fund's total net assets representing, in part, reimbursement for operating expenses of the Fund as incurred by the General Partner. This fee is subject to reduction if the Partners do not achieve certain performance levels. Management fees charged for the year ended December 31, 2004 were $17,284,556 which is net of a reduction of $2,272,564.

At December 31, 2004, the Fund also owed the General Partner $272,520 relating to expense outlays by the General Partner on behalf of the Fund.

The Fund pays brokerage commissions to a related entity, which is under common ownership with the General Partner. Such commissions are limited primarily to the execution cost and clearing charges associated with the trading activities of the Fund, and amounted to approximately $1,978,000 for the year ended December 31, 2004. Advances from the related entity as of December 31, 2004 amounted to $1,500,000. This advance was non-interest bearing and was repaid in January 2005.

Note 6 - Net Capital Requirements

As a registered broker - dealer, the Fund is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. At December 31, 2004 the Fund had net capital of $507,282,552, which exceeded the minimum net capital requirement of $1,332,260 by $505,950,292, under the alternative method. The Fund's net capital ratio is .0394 to 1.

Note 7 - Commitments

a) Joint Account
Under the Fund's joint account agreement with LPC, the Fund (but not its limited partners) is jointly and severally liable to third party creditors with respect to obligations of the joint account. The Fund's participation in the joint account at December 31, 2004 is approximately 96%.

b) Lending-Related Financial Instruments
In connection with the Fund's participation in lending-related financial instruments, the Fund is obligated to fund its portion of unfunded credit commitments which amounts to approximately $1,500,000 as of December 31, 2004. These credit agreements expire June 2005.

These commitments can expire without being drawn upon. As a result, total contractual amounts may not be representative of the Fund's actual future credit exposure or liquidity requirements for these commitments.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Fund is engaged in buying and selling securities, options, and equity swap contracts, both domestic and foreign, for its own account. Fund transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Fund introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

Fund exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions and counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Fund. The agreement between the Fund and its clearing brokers provides that the Fund is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Fund as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

Derivative financial instruments traded by the Fund include option contracts and equity swap contracts, both domestic and foreign. The value of these contracts move with the changes in value of the underlying security or index. The Fund is required to maintain collateral to secure these transactions.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including foreign exchange rate movements, and fluctuations in security prices.

As part of its overall trading strategy, the Fund engages in the purchase and sale of index and stock options for the purpose of reducing market risk.

Index option positions at December 31, 2004 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long index call options	$ -	$ -	$ 292,592
Long index put options	38,619,731	108,598	954,282
Short index call options	(30,414,831)	(236,527)	(319,432)
Short index put options	-	-	(12,128)

The net loss which resulted from index option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $5,200,000 for the year ended December 31, 2004.

Stock option positions at December 31, 2004 were as follows:

	Notional Amount	Fair Value	Average Month-End Value
Long stock call options	$ 1,630,742	$ 173,295	$ 640,324
Long stock put options	512,860	19,669	83,251
Short stock call options	(390,137)	(17,482)	(261,790)
Short stock put options	-	-	-

The net loss which resulted from stock option trading without regard to the benefit derived from market risk reduction and hedging of stock positions amounted to approximately $459,000 for the year ended December 31, 2004.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk *(Continued)*

The Fund has foreign investments in securities, debt instruments, options, and equity swap contracts. Future economic and political developments in those foreign countries could adversely affect the liquidity or value, or both, of the foreign investments in which the Fund is invested.

Note 9 - Forward Currency Contracts

At December 31, 2004, the Company had purchased and sold the following foreign currency exchange contracts:

Forward Currency Contracts - Short	Unrealized Loss
(58,200,000) Japanese Yen vs. ($558,381) for settlement January 04, 2005	$ 8,736

Note 10 - Financial Highlights

The following financial highlights have been calculated in accordance with the AICPA Audit and Accounting Guide, "Audits of Investments Companies."

Net investment income (loss) ratio	(1.05%)
Expense ratio	3.75%
Total return	
Total return for partners invested at beginning of year	15.48%
Theoretical reallocation to General Partner	(3.87%)
Theoretical total return on investments held by limited partners for the year	11.61%

An individual partner's return and ratios will vary based on the timing of his capital transactions.

Note 10 - Financial Highlights *(Continued)*

The ratios of net investment income (loss) and expense are calculated as a percentage of average net assets. The average net assets were determined on a monthly basis for the above calculations. Total return is calculated based on the change in value during the year of a theoretical investment made at the beginning of the year.

Note 11 - Subsequent Events

The General Partner received notice from Limited Partners prior to December 31, 2004 of additional capital contributions and capital withdrawals effective January 1, 2005 pursuant to Articles 6.03 and 6.06 of the limited partnership agreement in the amounts of approximately $2,650,000 in contributions and approximately $31,234,000 of withdrawals. The General Partner also withdrew approximately $21,400,000 effective January 1, 2005.

LOEB ARBITRAGE FUND

(A Limited Partnership)

INDEPENDENT AUDITOR'S COMMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

POLAKOFF & MICHAELSON, CPA, P.C.
Certified Public Accountants

P&M

POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pandm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S COMMENTS

Partners of
Loeb Arbitrage Fund
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Loeb Arbitrage Fund (the "Fund"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

A. Polakoff, CPA 1940-1987
E. Michaelson, CPA 1947-1984

P&M

Partners of
Loeb Arbitrage Fund

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Loeb Arbitrage Fund to achieve all the divisions of duties and cross-checks generally included in an internal control system and that alternately greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Fund's management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Polakoff Michaelson, CPA, P.C.

New York, New York
February 17, 2005